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                    August 15, 2022

       Christine Sheehy
       Chief Financial Officer
       Coeptis Therapeutics Inc.
       105 Bradford Rd, Suite 420
       Wexford, Pennsylvania 15090

                                                        Re: Coeptis
Therapeutics Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            File No. 000-56194

       Dear Ms. Sheehy:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences